1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE BUYBACK PROGRAM AND THE TERMINATION OF THE BUYBACK PROGRAM Amsterdam, 23 August 2024 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 11 April 2024, regarding the implementation of a buyback program for its treasury shares, with the purpose of cancelling the shares to be repurchased reducing the Company’s share capital (the “Program”). The Company reports that it has carried out the following transactions under the Program on 19 August 2024: Detailed information on the individual shares purchase transactions carried out in the above- mentioned day can be found at www.ferrovial.com/en/ir-shareholders/financial-information/inside- information-and-other-relevant-information/ferrovial-se-share-buy-back-program-transactions/. It is also reported that today, 23 August 2024, Ferrovial has decided to terminate the Program. Under the Program, the Company has acquired a total of 9,231,251 treasury shares for a total amount of 339,212,145.91 euro, representing approximately 1.2% of Ferrovial’s issued share capital at the date thereof. In accordance with the purpose of the Program and under the authorization in force of the general meeting, the repurchased shares will be cancelled. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of Nasdaq transactions. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is part of the

2 Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.